Sub-Item 77M: Mergers

     Effective December 31, 2001, the Trent Equity Fund reorganized with the Hodges Fund. The reorganization provided for (i) the transfer of substantially all of the assets and liabilities of the Trent Equity Fund to the Hodges Fund, a separate series of the Trust, in exchange for shares of the Hodges Fund of equivalent value, (ii) the pro rata distribution of those Hodges Fund Shares to the shareholders of the Trent Equity Fund in full redemption of those shareholders' shares in the Trent Equity Fund, and (iii) the immediate liquidation and termination of the Trent Equity Fund.